Exhibit 23.1

To the Shareholders and Board of Directors of

American Virtual Cloud Technologies, Inc.

We consent to the incorporation by reference in Form S-8 (File No. 333-254058) of American Virtual Technologies, Inc. of our report dated March 31, 2021 on our audits of the financial statements of American Virtual Cloud Technologies, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the Successor period April 7, 2020 through December 31, 2020, and the Predecessor periods January 1, 2020 through April 6, 2020 and the year ended December 31, 2019 included in the 2020 Annual Report of American Virtual Cloud Technologies, Inc. on Form 10-K.

/s/ UHY LLP

Melville, New York

March 31, 2021